 Exhibit 99.1

NiCE Exceeds Revenue and EPS Guidance Ranges,

Reporting 8% Year-Over-Year Revenue Growth in Third Quarter 2026

•	AI ARR reached $392 million, increasing 46% year over year

•	NiCE raises full-year 2026 EPS guidance

•	NiCE to streamline its operating model and drive greater efficiency by leveraging AI, reducing workforce by approximately 5%

Hoboken, New Jersey, November 4, 2026 - NiCE (NASDAQ: NICE) today announced results for the third quarter ended September 30, 2026, as compared to the corresponding period of the previous year.

Third Quarter 2026 Financial Highlights

GAAP	Non-GAAP
Total revenue was $790.7 million and increased 8.0%*	Total revenue was $790.7 million and increased 8.0%*
Cloud revenue was $622.7 million and increased 10.6%*	Cloud revenue was $622.7 million and increased 10.6%*
Operating income was $120.6 million with operating margin of 15.3%	Operating income was $213.8 million with operating margin of 27.0%
Diluted EPS was $1.60	Diluted EPS was $2.84
Net cash provided by operating activities was $97.7 million

*Third-quarter 2026 total revenue and cloud revenue would have increased 9.4% and 12.2%, respectively, excluding an atypical $10 million customer credit, of which approximately $9 million was recorded against non-CXone cloud revenue.

“In the third quarter, we delivered total revenue and non-GAAP EPS above the high end of our guidance ranges, while continuing to advance our position in the rapidly evolving CX AI market,” said Scott Russell, CEO of NiCE. “We saw strong performance in several important areas of our business, including international markets, where revenue increased 33% year over year and AI ARR increased 46% to $392 million reaching 16% of cloud revenue.

Additionally, today we announced a plan to further leverage AI to execute with greater speed and efficiency while focusing on our areas of greatest opportunity.”

Mr. Russell continued, “We are still in the early stages of a significant growth opportunity in customer experience. Personal AI agents have the potential to multiply customer interactions at an unprecedented scale, increasing the importance of a unified CX AI platform that can orchestrate every experience across human and AI. NiCE has the platform, strategy and customer relationships to lead this next phase of CX AI. Together with the actions we're taking to streamline the business, these advantages give me confidence in our ability to deliver sustainable, long-term value for our shareholders.”

GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues:

Third quarter 2026 total revenues increased 8.0% year over year to $790.7 million compared to $732.0 million for the third quarter of 2025.

Gross Profit:

Third quarter 2026 gross profit was $493.2 million compared to $489.1 million for the third quarter of 2025. Third quarter 2026 gross margin was 62.4% compared to 66.8% for the third quarter of 2025.

Operating Income:

Third quarter 2026 operating income was $120.6 million compared to $160.8 million for the third quarter of 2025.

Third quarter 2026 operating margin was 15.3% compared to 22.0% for the third quarter of 2025.

Net Income:

Third quarter 2026 net income was $95.1 million compared to $144.9 million for the third quarter of 2025.

Third quarter 2026 net income margin was 12.0% compared to 19.8% for the third quarter of 2025.

Fully Diluted Earnings Per Share:

Fully diluted earnings per share for the third quarter of 2026 was $1.60 compared to $2.29 in the third quarter of 2025.

Cash Flow and Cash Balance:

Third quarter 2026 operating cash flow was $97.7 million. In the third quarter of 2026, $72.2 million was used for share repurchases. As of September 30, 2026, total cash and cash equivalents, and short-term investments were $350.9 million, with no outstanding debt.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

Revenues:

Third quarter 2026 non-GAAP total revenues increased 8.0% year over year to $790.7 million compared to $732.0 million for the third quarter of 2025.

Gross Profit:

Third quarter 2026 non-GAAP gross profit was $526.2 million compared to $511.6 million for the third quarter of 2025. Third quarter 2026 non-GAAP gross margin was 66.5% compared to 69.9% for the third quarter of 2025.

Operating Income:

Third quarter 2026 non-GAAP operating income was $213.8 million compared to $230.9 million for the third quarter of 2025. Third quarter 2026 non-GAAP operating margin was 27.0% compared to 31.5% for the third quarter of 2025.

Net Income:

Third quarter 2026 non-GAAP net income was $168.2 million compared to $200.8 million for the third quarter of 2025. Third quarter 2026 non-GAAP net income margin totaled 21.3% compared to 27.4% for the third quarter of 2025.

Fully Diluted Earnings Per Share:

Third quarter 2026 non-GAAP fully diluted earnings per share was $2.84 compared to $3.18 for the third quarter of 2025.

Restructuring Plan

NiCE is streamlining its organization, reducing management layers and simplifying decision-making, while strengthening its partner-led go-to-market and delivery capabilities. As part of this effort, NiCE expects to reduce its global workforce by approximately 5%. These actions will drive greater efficiency across the business while enabling continued investment in key growth priorities, including CX AI innovation, customer delivery and go-to-market capabilities.

NiCE expects to record pre-tax restructuring charges of approximately $15–20 million, primarily in the fourth quarter of 2026. These charges will be excluded from non-GAAP results.

Full Year 2026 Guidance:

Full-year 2026 non-GAAP total revenues are reiterated and expected to be in a range of $3,170 million to $3,190 million, representing 8.0% year-over-year growth at the midpoint.

We are raising full-year 2026 non-GAAP fully diluted earnings per share which is now expected to be in a range of $11.12 to $11.32.

The above full-year 2026 guidance includes the expectation of approximately 12% year-over-year growth in cloud revenue.

Quarterly Results Conference Call

NiCE management will host its earnings conference call today, November 4, 2026, at 8:30 AM ET, 13:30 GMT,

15:30 Israel, to discuss the results and the company's outlook. A live webcast and replay will be available on the Investor Relations page of the Company’s website. To access, please register by clicking here: https://www.nice.com/company/investors/ir-events.

Explanation of Non-GAAP measures

Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition and divestiture related expenses, gains on intercompany foreign currency transactions, amortization of deferred financing costs, amortization of discount on debt, the tax effect of the Non-GAAP adjustments, and the tax rate impact resulting from the non-U.S. intercompany transaction.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the ongoing financial performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Investor Relations Contact

Ryan Gilligan, +1-551-417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Trademark Note: NiCE and the NiCE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NiCE trademarks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe”, “expect”, “seek”, “may”, “will”, “intend”, “should”, “project”, “anticipate”, “plan”, and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, performance, future plans and strategies, projections, anticipated events and trends, the economic environment, and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant uncertainties, contingencies, and risks, including, economic, competitive and other factors, which are difficult to predict and many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapid changes in technology and market requirements, the implementation of AI capabilities in certain products and services; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications, loss of market share, cyber security attacks or other security incidents, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy, our ability to recruit and retain qualified personnel, the effect of newly enacted or modified laws, regulation or standards on the Company and our products, and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

###

NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2026	2025
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$312,307	$379,388
Short-term investments	38,629	38,010
Trade receivables	896,932	737,954
Prepaid expenses and other current assets	293,985	223,780

Total current assets	1,541,853	1,379,132

LONG-TERM ASSETS:
Property and equipment, net	207,406	189,395
Deferred tax assets	180,156	198,213
Other intangible assets, net	481,223	587,599
Operating lease right-of-use assets	78,310	78,064
Goodwill	2,437,880	2,440,532
Prepaid expenses and other long-term assets	275,733	233,095

Total long-term assets	3,660,708	3,726,898

TOTAL ASSETS	$5,202,561	$5,106,030

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$131,614	$100,782
Deferred revenues and advances from customers	326,233	303,911
Current maturities of operating leases	13,188	13,742
Accrued expenses and other liabilities	669,550	469,192

Total current liabilities	1,140,585	887,627

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	43,623	61,392
Operating leases	70,561	75,059
Deferred tax liabilities	4,325	109,993
Other long-term liabilities	97,173	95,431

Total long-term liabilities	215,682	341,875

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,846,294	3,876,528

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$5,202,561	$5,106,030

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Cloud	$622,669	$562,942	$1,835,083	$1,630,087
Services	128,747	138,706	377,355	419,389
Product	39,325	30,351	129,213	109,427
Total revenue	790,741	731,999	2,341,651	2,158,903

Cost of revenue:
Cloud	230,523	189,661	669,562	555,106
Services	60,107	47,218	163,506	141,715
Product	6,906	6,051	19,570	19,790
Total cost of revenue	297,536	242,930	852,638	716,611

Gross profit	493,205	489,069	1,489,013	1,442,292

Operating expenses:
Research and development, net	101,462	90,463	301,763	269,327
Selling and marketing	197,371	161,864	582,913	493,097
General and administrative	73,775	75,968	252,990	210,333
Total operating expenses	372,608	328,295	1,137,666	972,757

Operating income	120,597	160,774	351,347	469,535

Financial and other expense (income), net	1,117	(21,136)	(21,807)	(51,806)

Income before tax	119,480	181,910	373,154	521,341
Taxes on income	24,405	37,057	148,038	59,794
Net income	$95,075	$144,853	$225,116	$461,547

Earnings per share:
Basic	$1.63	$2.33	$3.82	$7.38
Diluted	$1.60	$2.29	$3.77	$7.26

Weighted average shares outstanding:
Basic	58,209	62,036	58,976	62,512
Diluted	59,306	63,161	59,762	63,574

NICE LTD. AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$95,075	$144,853	$225,116	$461,547
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,871	48,918	184,087	136,971
Share-based compensation and ESPP	52,445	35,834	140,505	116,481
Amortization of premium and discount and accrued interest on marketable securities	(174)	5,838	(373)	1,534
Deferred taxes, net	(19,856)	15,997	(87,461)	(9,297)
Changes in operating assets and liabilities:
Trade Receivables, net	(60,627)	(26,621)	(160,010)	(52,685)
Prepaid expenses and other current assets	2,241	19,681	15,090	33,390
Operating lease right-of-use assets	3,181	2,309	9,436	11,135
Trade payables	22,957	11,596	27,829	(19,811)
Accrued expenses and other current liabilities	(21,363)	(35,295)	71,383	(144,756)
Deferred revenue	(30,856)	(30,806)	5,426	19,049
Realized gain on marketable securities, net	-	(4,463)	-	(4,463)
Operating lease liabilities	(4,867)	(2,643)	(14,708)	(13,578)
Amortization of discount on debt	-	361	-	1,210
Gains on intercompany foreign currency transactions	-	-	(17,835)	-
Other	(299)	4,941	1,146	166
Net cash provided by operating activities	97,728	190,500	399,631	536,893

Investing Activities

Purchase of property and equipment	(7,295)	(7,258)	(24,509)	(15,504)
Purchase of Investments	(6,507)	(14,903)	(27,654)	(89,044)
Proceeds from sales of marketable investments	7,066	1,064,132	26,949	1,198,906
Capitalization of internal use software costs	(21,419)	(19,663)	(64,202)	(54,566)
Payments for business acquisitions, net of cash acquired	-	(826,583)	-	(863,049)
Net cash provided by (used in) investing activities	(28,155)	195,725	(89,416)	176,743

Financing Activities

Proceeds from employee stock plans	24	15	11,614	1,023
Purchase of treasury shares	(72,191)	(40,551)	(383,395)	(323,719)
Payment of deferred financing costs	-	-	(3,303)	-
Repayment of debt	-	(460,000)	-	(460,000)
Net cash used in financing activities	(72,167)	(500,536)	(375,084)	(782,696)

Effect of exchange rates on cash and cash equivalents	(683)	(2,087)	(1,245)	4,199

Net change in cash, cash equivalents and restricted cash	(3,277)	(116,398)	(66,114)	(64,861)
Cash, cash equivalents and restricted cash, beginning of period	$319,170	$536,569	$382,007	$485,032

Cash, cash equivalents and restricted cash, end of period	$315,893	$420,171	$315,893	$420,171

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$312,307	$418,052	$312,307	$418,052
Restricted cash included in other current assets	$3,586	$2,119	$3,586	$2,119
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$315,893	$420,171	$315,893	$420,171

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025
GAAP revenues	$790,741	$731,999	$2,341,651	$2,158,903
Non-GAAP revenues	$790,741	$731,999	$2,341,651	$2,158,903

GAAP cost of revenue	$297,536	$242,930	$852,638	$716,611
Amortization of acquired intangible assets on cost of cloud	(25,592)	(17,177)	(79,002)	(45,782)
Cost of cloud revenue adjustment (1,2)	(3,948)	(2,910)	(10,957)	(9,381)
Cost of services revenue adjustment (1)	(3,428)	(2,431)	(7,997)	(7,127)
Cost of product revenue adjustment (1)	-	(22)	(16)	(65)
Non-GAAP cost of revenue	$264,568	$220,390	$754,666	$654,256

GAAP gross profit	$493,205	$489,069	$1,489,013	$1,442,292
Gross profit adjustments	32,968	22,540	97,972	62,355
Non-GAAP gross profit	$526,173	$511,609	$1,586,985	$1,504,647

GAAP operating expenses	$372,608	$328,295	$1,137,666	$972,757
Research and development (1,2)	(7,069)	(4,762)	(18,203)	(12,633)
Sales and marketing (1,2)	(21,412)	(13,457)	(44,628)	(42,129)
General and administrative (1,2)	(22,643)	(22,469)	(71,909)	(58,951)
Amortization of acquired intangible assets	(9,064)	(6,859)	(27,372)	(18,508)
Non-GAAP operating expenses	$312,420	$280,748	$975,554	$840,536

GAAP financial and other expense (income), net	$1,117	$(21,136)	$(21,807)	$(51,806)
Amortization of discount on debt	-	(361)	-	(1,210)
Amortization of deferred financing costs	(275)	-	(678)	-
Realized gain on marketable securities, net	-	4,463	-	4,463
Gains on intercompany foreign currency transactions	-	-	17,835	-
Non-GAAP financial and other expense (income), net	$842	$(17,034)	$(4,650)	$(48,553)

GAAP taxes on income	$24,405	$37,057	$148,038	$59,794
Tax adjustments re non-GAAP adjustments	20,306	10,043	(20,678)	76,763
Non-GAAP taxes on income	$44,711	$47,100	$127,360	$136,557

GAAP net income	$95,075	$144,853	$225,116	$461,547
Amortization of acquired intangible assets	34,656	24,036	106,374	64,290
Share-based compensation (1)	53,723	37,380	144,725	121,220
Acquisition and divestiture related expenses (2)	4,777	8,671	8,985	9,066
Amortization of discount on debt	-	361	-	1,210
Amortization of deferred financing costs	275	-	678	-
Realized gain on marketable securities, net	-	(4,463)	-	(4,463)
Gains on intercompany foreign currency transactions	-	-	(17,835)	-
Tax adjustments re non-GAAP adjustments	(20,306)	(10,043)	20,678	(76,763)
Non-GAAP net income	$168,200	$200,795	$488,721	$576,107

GAAP diluted earnings per share	$1.60	$2.29	$3.77	$7.26

Non-GAAP diluted earnings per share	$2.84	$3.18	$8.18	$9.06

Shares used in computing GAAP diluted earnings per share	59,306	63,161	59,762	63,574

Shares used in computing non-GAAP diluted earnings per share	59,306	63,161	59,762	63,574

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based compensation

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025

Cost of cloud revenue	$3,770	$2,910	$10,779	$9,381
Cost of services revenue	3,428	2,431	7,997	7,127
Cost of product revenue	-	22	16	65
Research and development	6,955	4,762	18,089	12,633
Sales and marketing	21,170	13,447	44,386	42,119
General and administrative	18,400	13,808	63,458	49,895
	$53,723	$37,380	$144,725	$121,220

(2)	Acquisition and divestiture related expenses

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025

Cost of cloud revenue	$178	$-	$178	$-
Research and development	114	-	114	-
Sales and marketing	242	10	242	10
General and administrative	4,243	8,661	8,451	9,056
	$4,777	$8,671	$8,985	$9,066

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP EBITDA
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$95,075	$144,853	$225,116	$461,547
Non-GAAP adjustments:
Depreciation and amortization	59,871	48,918	184,087	136,971
Share-based compensation	52,445	35,834	140,505	116,481
Financial and other expense (income), net	1,117	(21,136)	(21,807)	(51,806)
Acquisition and divestiture related expenses	4,777	8,671	8,985	9,066
Taxes on income	24,405	37,057	148,038	59,794
Non-GAAP EBITDA	$237,690	$254,197	$684,924	$732,053

NICE LTD. AND SUBSIDIARIES
NON-GAAP RECONCILIATION - FREE CASH FLOW FROM CONTINUING OPERATIONS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2026	2025	2026	2025
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash provided by operating activities	$97,728	$190,500	$399,631	$536,893

Purchase of property and equipment	(7,295)	(7,258)	(24,509)	(15,504)
Capitalization of internal use software costs	(21,419)	(19,663)	(64,202)	(54,566)

Free Cash Flow (a)	$69,014	$163,579	$310,920	$466,823

(a) Free cash flow from continuing operations is defined as operating cash flows from continuing operations less capital expenditures of the continuing operations and less capitalization of internal use software costs.